MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of Hancock Horizon Family of Funds (consisting of Hancock Horizon Treasury Securities Money Market Fund, Hancock Horizon Strategic Income Bond Fund, Hancock Horizon Value Fund, Hancock Horizon Growth Fund and Hancock Horizon Burkenroad Fund (the "Funds") separately managed portfolios of The Arbor Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2004 and from August 20, 2003 through January 31, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2004 and from August 20, 2003 through January 31, 2004, with respect to securities reflected in the investment account of the Funds.

TREASURY SECURITIES MONEY MARKET FUND,
STRATEGIC INCOME BOND FUND,
GROWTH FUND,
VALUE FUND,
BURKENROAD FUND:


/s/ James F. Volk
-------------------------------------------------------
James F. Volk
President


/s/ Peter Golden
-------------------------------------------------------
Peter Golden
Controller and Chief Financial Officer


/s/ Clifton Saik
-------------------------------------------------------
Clifton Saik
Executive Vice President and Senior Trust Officer

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees of
The Arbor Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Hancock Horizon Treasury Securities Money Market Fund, Hancock Horizon Strategic Income Bond Fund, Hancock Horizon Value Fund, Hancock Horizon Growth Fund and Hancock Horizon Burkenroad Fund's (five of the portfolios constituting The Arbor Fund, hereinafter referred to as the "Trust") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of January 31, 2004. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2004, and with respect to agreement of security purchases and sales, for the period from August 20, 2003 (the date of our last examination), through January 31, 2004:

- Confirmation of all securities as of January 31, 2004 which were designated as being held by SEI Trust Company in book entry form (which include but are not limited to securities owned by the Trust). For a sample of securities on the safekeeping reports of Hancock Bank, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations;

- Confirmation of all securities out for transfer with brokers or alternative procedures;

- Reconciliation of all such securities between the books and records of the Trust and the Custodian (Hancock Bank);

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Bank of New York and Chase Manhattan Bank records; and

- Agreement of thirty-five security purchases and thirty-five security sales since our last report from the books and records of the Trust to broker confirmations or other alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2004 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 12, 2004

  FUND NAME                                                              STATE                 REGISTRATION           FILE NUMBER


  The Advisors' Inner Circle Fund II
                                                                         CALIFORNIA            ANNUAL                    505 7356
                                                                         COLORADO              ANNUAL                 IC 1995 08 501
                                                                         GEORGIA               OTHER                   SC-MF-020269
                                                                         ILLINOIS              ANNUAL                     0353043
                                                                         INDIANA               ANNUAL                   93-0548 IC
                                                                         MINNESOTA             ANNUAL                    R-36888.2
                                                                         NORTH CAROLINA        ANNUAL                      3326
                                                                         PENNSYLVANIA          ANNUAL                  1993-02-003MF
                                                                         VIRGINIA              ANNUAL                     117018
                                                                         WYOMING               OTHER                       18723

  The AIC Fund II - Hancock Bank Family of Funds - Trust Class
                                                                         LOUISIANA             ANNUAL                      86102

  The AIC Fund II - Hancock Bank Family of Funds - Trust Class
                                                                         LOUISIANA             ANNUAL                      80587
  The Advisor's Inner  Cir - Hancock Family of Funds - Class A
                                                                         LOUISIANA             ANNUAL                      86103
  The Advisors Inner Circle II- Hancock Bank Family of Funds -
                                                                         LOUISIANA             ANNUAL                      86101
  The AIC Fund II - Treasury Securities MM Fund
                                                                         ALABAMA               ANNUAL
  AIC Fund II - Treasury Securities MM Fund - Class A Shares
                                                                         MISSISSIPPI           ANNUAL                  MF-00-06-018
                                                                         TEXAS                 ANNUAL                     M 62883
  AIC Fund II - Treasury Securitites MM Fund - Inst Sweep
                                                                         MISSISSIPPI           ANNUAL                  MF-00-06-017
                                                                         TEXAS                 ANNUAL                     M 62884
  The AIC Fund II - Treasury Securities MM Fund - Trust Class
                                                                         MISSISSIPPI           ANNUAL                  MF-00-06-016
                                                                         TEXAS                 ANNUAL                     M 62885
  The Advisors' Inner Circle Fund II  - Strategic Income Bond
                                                                         ALABAMA               ANNUAL
  AIC Fund II - Strategic Income Bond Fund - Class A Shares
                                                                         MISSISSIPPI           ANNUAL                  MF-00-06-019
                                                                         TEXAS                 GOOD UNTIL SOLD            C 62900
  AIC Fund II - Strategic Income Bond Fund - Class C Shares
                                                                         MISSISSIPPI           ANNUAL                  MF-00-06-020
                                                                         TEXAS                 GOOD UNTIL SOLD            C 62901
  AIC Fund II - Strategic Income Bond Fund - Trust Class Sh
                                                                         MISSISSIPPI           ANNUAL                  MF-00-06-021
                                                                         TEXAS                 GOOD UNTIL SOLD            C 62902
  The Advisors' Inner Circle Fund II - Value Fund
                                                                         ALABAMA               ANNUAL
  AIC Fund II - Value Fund - Class A Shares
                                                                         MISSISSIPPI           ANNUAL                  MF-00-06-022
                                                                         TEXAS                 GOOD UNTIL SOLD            C 62897
  AIC Fund II - Value Fund - Class C Shares
                                                                         MISSISSIPPI           ANNUAL                  MF-00-06-023
                                                                         TEXAS                 GOOD UNTIL SOLD            C 62898
  AIC Fund II - Value Fund - Trust Class Shares
                                                                         MISSISSIPPI           ANNUAL                  MF-00-06-024
                                                                         TEXAS                 GOOD UNTIL SOLD            C 62899
  AIC Fund II- Hancock Horizon Growth Fund
                                                                         ALABAMA               ANNUAL
                                                                         LOUISIANA             ANNUAL                      84586
  The AIC Fund II - Hancock Horizon Growth Fund - Class A Sh
                                                                         MISSISSIPPI           ANNUAL                  MF-01-01-326
                                                                         TEXAS                 GOOD UNTIL SOLD            C 65546




  FUND NAME                                                              STATE                 REGISTRATION           FILE NUMBER


  AIC Fund II - Hancock Horizon Growth Fund - Class C Share
                                                                         MISSISSIPPI           ANNUAL                  MF-01-01-327
                                                                         TEXAS                 GOOD UNTIL SOLD            C 65547
  AIC Fund II - Hancock Horizon Growth Fund - Class T Shares
                                                                         MISSISSIPPI           ANNUAL                  MF-01-01-328
                                                                         TEXAS                 GOOD UNTIL SOLD            C 65548
  Burkenroad Fund

                                                                         ALABAMA               ANNUAL
                                                                         CONNECTICUT           ANNUAL                     1023325
                                                                         NEW YORK              OTHER                     S30-33-10

  Burkenroad Fund - Class A Shares
                                                                         LOUISIANA             ANNUAL                      85144
                                                                         MISSISSIPPI           ANNUAL                  MF-01-12-072
                                                                         NEW JERSEY            ANNUAL                    BEM-0169
                                                                         OHIO                  OTHER                      031628
                                                                         TEXAS                 GOOD UNTIL SOLD            C 68047

  Burkenroad Fund - Class D Shares
                                                                         LOUISIANA             ANNUAL                      85145
                                                                         MASSACHUSETTS         ANNUAL
                                                                         MARYLAND              ANNUAL                   SM20022299
                                                                         MISSISSIPPI           ANNUAL                  MF-01-12-073
                                                                         NEW JERSEY            ANNUAL                    BEM-0170
                                                                         OHIO                  OTHER                       31629
                                                                         TENNESSEE             ANNUAL                    M02-1491
                                                                         TEXAS                 GOOD UNTIL SOLD            C 68048
                                                                         WISCONSIN             ANNUAL                     452021